UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
001-31990

879165 20 7

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tel Instrument Electronics, Corp.
Full Name of Registrant

Former Name if Applicable

One Branca Road
Address of Principal Executive Office (Street and Number)

East Rutherford, New Jersey 07073
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report thereof, could not be filed within the prescribed time period.

Our management requires additional time to prepare, substantiate and verify the accuracy of certain disclosures in our Quarterly Report on Form 10-Q for the period ended December 31, 2012, which could not be completed without incurring undue hardship and expense. We anticipate filing our complete Quarterly Report on Form 10-Q for the period ended December 31, 2012, on or about February 19, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph P. Macaluso	(201)	933-1600
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TIC has reduced revenues and a significant loss in the for the three and nine months ended December 31, 2012 as compared to the same periods in the prior year as a result of the previously discussed hold in CRAFT 708 production shipments to correct issues discovered in prior CRAFT 719 deliveries and to incorporate the final AIMS approved software configuration which includes several product enhancements and the continued to experience delays in securing a production release on the TS-4530A program from the Army. The Company has currently secured a production release form the Navy , and is working closely with the Army to secure a production release on the TS-4530A program, and is optimistic that this will occur within the short-term.

TEL-INSTRUMENT ELECTRONICS CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 15, 2013	By:	/s/ Joseph P. Macaluso
Name: Joseph P. Macaluso
Title: Principal Accounting Officer